===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ________________________

                                    FORM 11-K
                            ________________________


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



      /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934

          For the fiscal year ended December 31, 1999


     / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______ to ______

Commission file number 1-9853


                     EMC Corporation 401(k) Savings Plan
                          (Full title of the Plan)

                               EMC Corporation
        (Name of issuer of the securities held pursuant to the Plan)

              35 Parkwood Drive, Hopkinton, Massachusetts 01748
                   (address of principal executive office)

===============================================================================

                               EMC CORPORATION


                                                                                                                           PAGE NO
                                                                                                                           -------
  Reports of Independent Accountants                                                                                         3-4

  Financial Statements:

       Statement of Assets Available for Plan Benefits as of December 31, 1999 and 1998                                       5

       Statement of Changes in Assets Available for Plan Benefits for the Years Ended                                         6
       December 31, 1999 and 1998

       Notes to Financial Statements                                                                                         7-10

  Supplemental Schedules*

       Assets Held for Investment Purposes as of December 31, 1999                                                            11

  Signature                                                                                                                   12

  Exhibit Index                                                                                                               13

*Other schedules have been omitted because such schedules are not applicable.

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Plan Administrator of the EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statement of assets available for plan benefits at December 31, 1999 and the related statement of changes in assets available for plan benefits for the year then ended present fairly, in all material respects, the assets available for plan benefits of the EMC Corporation 401(k) Savings Plan (the "Plan") at December 31, 1999, and the changes in assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements for the year ended December 31, 1998 were audited by other independent accountants, whose report dated July 26, 1999 expressed an unqualified opinion on those financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
June 27, 2000
PricewaterhouseCoopers LLP
Boston, Massachusetts

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Plan Administrator of the EMC Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the EMC Corporation 401(k) Savings Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EMC Corporations 401(k) Savings Plan as of December 31, 1998, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dated:  June 27, 2000                        /s/ Rattet & Cohen, P.C.

                                             Rattet & Cohen, P.C.
                                             Certified Public Accountants

                                 EMC CORPORATION
                       EMC CORPORATION 401(k) SAVINGS PLAN
                 STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998


                                                                                                  1999                   1998
ASSETS
Investments at fair value:
  Common collective trust:
     Fidelity Managed Income Portfolio Fund                                                $    11,671,606        $    10,530,937 *
                                                                                           ---------------        ---------------

  Mutual funds:
     Fidelity Equity Income Fund                                                                30,662,701 *           27,911,933 *
     Fidelity Equity Income II Fund                                                             28,832,326 *           26,502,922 *
     Fidelity Magellan Fund                                                                    102,602,595 *           64,889,425 *
     Fidelity Puritan Fund                                                                      24,479,025 *           22,976,627 *
     Fidelity Retirement Growth Fund                                                            32,763,979 *           17,867,953 *
     Vanguard U.S. Growth Fund                                                                  17,604,505 *            6,639,457
     Other mutual funds                                                                         56,340,445             23,484,601
                                                                                           ===============        ===============
          Total mutual funds                                                                   293,285,576            190,272,918
                                                                                           ---------------        ---------------
  EMC Corporation Stock Fund:
     EMC Corporation common stock                                                               11,468,519              1,266,735
     Interest bearing cash                                                                          70,671                      -
                                                                                           ---------------        ---------------
          Total EMC Corporation Stock Fund                                                      11,539,190              1,266,735
                                                                                           ---------------        ---------------
  Loans to participants                                                                          5,864,808              4,539,226
                                                                                           ---------------        ---------------
          Total investments                                                                    322,361,180            206,609,816
                                                                                           ---------------        ---------------

Receivables:
  Employer contributions                                                                         4,219,316              2,110,964
  Participant contributions                                                                              -                682,033
  Investment income receivable                                                                         610                      -
  Receivable for investments sold                                                                  160,130                      -
                                                                                           ===============        ===============
          Total receivables                                                                      4,380,056              2,792,997
                                                                                           ---------------        ---------------
Assets available for plan benefits                                                          $  326,741,236         $  209,402,813
                                                                                           ===============        ===============




* Represents 5% or more of assets available for plan benefits.

   The accompanying notes are an integral part of these financial statements.

                                 EMC CORPORATION
                       EMC CORPORATION 401(k) SAVINGS PLAN
                         STATEMENT OF CHANGES IN ASSETS
                    AVAILABLE FOR PLAN BENEFITS FOR THE YEARS
                        ENDED DECEMBER 31, 1999 AND 1998


                                                                                                 1999                    1998
Additions:
  Investment income:
     Net appreciation of investments:
       Mutual funds                                                                       $    21,992,525         $    21,154,018
       EMC Corporation common stock                                                             5,681,930                 378,498
                                                                                          ---------------         ---------------
            Total net appreciation of investments                                              27,674,455              21,532,516

     Dividends and interest                                                                    23,964,802              12,969,232
                                                                                          ---------------         ---------------
                                                                                               51,639,257              34,501,748
                                                                                          ---------------         ---------------
Contributions:
  Employer contributions                                                                       12,855,061               6,906,248
  Participant contributions                                                                    38,464,491              25,785,542
  Participant rollovers from other qualified plans                                             22,046,745              12,978,255
                                                                                          ---------------         ---------------
                                                                                               73,366,297              45,670,045
                                                                                          ---------------         ---------------
            Total additions                                                                   125,005,554              80,171,793

Deductions:
  Benefits paid to participants                                                                 7,667,131               7,494,586
                                                                                          ---------------         ---------------
     Net increase                                                                             117,338,423              72,677,207

Assets available for plan benefits:

  Beginning of year                                                                           209,402,813             136,725,606
                                                                                           --------------          --------------
  End of year                                                                              $  326,741,236          $  209,402,813
                                                                                           ==============          ==============


   The accompanying notes are an integral part of these financial statements.

                                 EMC CORPORATION
                       EMC CORPORATION 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.        DESCRIPTION OF THE PLAN

          The following description of the EMC Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          GENERAL

          The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the "Company"), Plan sponsor, who meet the length of service requirements. Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan will be administered for the exclusive benefit of the participants and their beneficiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          CONTRIBUTIONS

          Participants may elect to contribute an amount not to exceed, in the aggregate, between 1% and 15% of their compensation on a pretax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). In any Plan year, the Company may contribute to participants' accounts a quarterly matching contribution equal to a percentage of the participant's compensation contributed to the Plan as determined by the Company's Board of Directors up to a maximum quarterly matching contribution of $750. In addition, discretionary Company profit sharing contributions based on different discretionary goals established for separate business units within the Company may be made upon a vote of the Board of Directors. To be eligible for an allocation of Company quarterly matching contributions, a participant must be employed by the Company on the last day of the calendar quarter. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. Contributions are subject to certain limitations under the Internal Revenue Code (the "Code").

          PARTICIPANT ACCOUNTS

          Fidelity Investments Institutional Operations Company, Inc. is the Plan's recordkeeper. Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution and an allocation of the profit sharing contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          VESTING AND FORFEITURE

          Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company matching contributions plus the investment earnings arising from these contributions.
          Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:


                          YEARS OF SERVICE                                   VESTED PERCENTAGE

                    Less than 1 year                                                   0%
                    1 year but less than 2                                             25%
                    2 years but less than 3                                            50%
                    3 years but less than 4                                            75%
                    4 years or more                                                   100%

          Participants' interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

          If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of their account. The nonvested portion is forfeited and will be applied to the payment of Plan expenses.

          INVESTMENT OPTIONS

          Participants elect to invest the contributions to their accounts in five- percent increments in the following options:


            FIDELITY FUNDS                                              Fidelity Aggressive Strategy Fund
            Fidelity Managed Income Portfolio Fund                      Fidelity Spartan U.S. Equity Index Fund
                (Stable Value Fund)                                  AMERICAN FUNDS
            Fidelity Magellan Fund                                      Washington Mutual Fund
            Fidelity Puritan Fund                                       Europacific Growth Fund
            Fidelity Equity Income Fund                              Brandywine Growth Fund
            Fidelity Retirement Money Market Fund                    PIMCO Total Return Adm Fund
            Fidelity Retirement Growth Fund                          Franklin Small Cap Growth Fund
            Fidelity Equity Income II Fund                           Templeton Foreign A Fund
            Fidelity Conservative Strategy Fund                      Vanguard U.S. Growth Fund
            Fidelity Moderate Strategy Fund                          EMC Corporation Stock Fund

          Participants may change their investment options as determined by the rules applicable to each investment. Fidelity Management Trust Company is the Plan Trustee.

          PAYMENT OF BENEFITS

          Benefits are payable upon normal retirement age (65), death, and separation from service or proven hardship. Participants who were a Plan member as of December 31, 1998 may elect to receive the value of their vested interest in his or her account in the form of an installment or in a lump-sum distribution. Participants who became Plan members after such date will receive their vested interest in his or her account in a lump-sum distribution. In any event, payment of benefits must commence when the participant reaches age 70 1/2, or following the year they terminate employment. However, a 5% owner of the Company will be required to begin receiving minimum distributions from their account by the April 1 following attainment of age 70 1/2 regardless of whether they have terminated employment at that time.

          PARTICIPANT NOTES RECEIVABLE

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant's vested account balance. Loan terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates ranged from 8.75% - 10% for 1999 and 1998. Principal and interest are paid ratably through payroll deductions.

          MERGER INTO PLAN

          On October 12, 1999, the Company acquired Data General Corporation.
          In connection with the acquisition, the Data General Corporation Savings and Investment Plan (the "Data General Plan") merged into the Plan on January 1, 2000 resulting in the transfer of assets of $223,571,109 into the Plan. Former participants of the Data General Plan, eligible to participate in the Plan, began to participate in the Plan on January 1, 2000.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared using the accrual method of accounting.

          USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

          INVESTMENT VALUATION AND INCOME RECOGNITION

          Investments are valued at fair value. Investments in shares of mutual funds and the common collective trust are value based on net asset value announced by the fund. EMC Corporation common stock is valued at the quoted market price. Loans to participants are valued at cost plus accrued interest, which approximates fair value.

          The Plan presents in the statements of changes in assets available for plan benefits net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          EXPENSES OF THE PLAN

          Administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company. For 1999 and 1998, the Company paid all Plan expenses.

          TERMINATION OF THE PLAN

          Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. The Plan administrator, upon termination of the Plan, shall cause the assets of the Plan to be allocated as described in the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

          PAYMENT OF BENEFITS

          Benefits are recorded when paid.

          RECLASSIFICATIONS

          Amounts shown by investment fund option on the statement of assets available for plan benefits as of December 31, 1998 and the statement of changes in assets available for plan benefits for the year ended December 31, 1998 have been reclassified to be shown in total to conform to current year presentation in order to adopt AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."


3.       TAX STATUS OF THE PLAN

           The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated November 18, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has since been amended and a new letter has not been requested. Management has asserted the Plan, as amended, and its operations have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974. Therefore, a provision for income taxes is not required.


4.       EMC CORPORATION COMMON STOCK

          The Plan invests in EMC Corporation common stock. During the years ended December 31, 1999 and 1998, the Plan purchased shares of the common stock in the amounts of $10,822,030 and $1,289,813, respectively, and sold shares of the common stock in the amounts of $389,052 and $23,079, respectively. The total value of shares held of EMC Corporation common stock was $11,468,519 and $1,266,735 at December 31, 1999 and 1998, respectively.


5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND PRESENTATION OF ASSET INFORMATION IN FORM 5500

          As described in Note 1 of these financial statements, the Data General Plan was merged into the Plan as of January 1, 2000 and the December 31, 1999 financial statements for the Plan do not reflect the merger. The Form 5500 for the Plan shows the transfer of assets occurring on December 31, 1999. The two approaches reflect agreement that the assets and participants had moved to the respective recipient plan as of January 1, 2000. The only difference concerns whether the transfer in from the Data General Plan occurred as of January 1, 2000 or, instead, occurred the moment before that - i.e., as of the close of business on December 31, 1999.

                                 EMC CORPORATION
                       EMC CORPORATION 401(k) SAVINGS PLAN
                       ASSETS HELD FOR INVESTMENT PURPOSES
                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1999


                                                                                                      CURRENT
     SHARES/UNITS    DESCRIPTION                                                                       VALUE

                     Common Collective Trust:
        11,671,606     Fidelity Managed Income Portfolio Fund*                                       $    11,671,606
                                                                                                     ---------------

                     Mutual Funds:
                       Fidelity Mutual Funds:
           750,952        Magellan Fund*                                                                 102,602,595
         1,286,339        Puritan Fund*                                                                   24,479,025
           573,349        Equity Income Fund*                                                             30,662,701
        10,336,881        Retirement Money Market Fund*                                                   10,336,881
         1,267,465        Retirement Growth Fund*                                                         32,763,979
         1,053,428        Equity Income II Fund*                                                          28,832,326
            81,065        Conservative Strategy Fund*                                                      1,010,879
           251,824        Moderate Strategy Fund*                                                          3,387,028
           516,139        Aggressive Strategy Fund*                                                        7,979,505
           202,678        Spartan U.S. Equity Index Fund*                                                 10,557,485
                       American Funds:
            96,347        Washington Mutual Fund                                                           2,848,026
           103,981        Europacific Growth Fund                                                          4,435,818
            75,692     Brandywine Growth Fund                                                              3,245,655
           179,659     PIMCO Total Return Adm Fund                                                         1,778,625
           205,599     Franklin Small Cap Growth Fund                                                      9,073,079
           150,398     Templeton Foreign A Fund                                                            1,687,464
           404,422     Vanguard U.S. Growth Fund                                                          17,604,505
                                                                                                     ---------------
                       Total mutual funds                                                                293,285,576
                                                                                                     ---------------
           104,975     EMC Corporation common stock*                                                      11,468,519
                       Interest bearing cash                                                                  70,671
                                                                                                     ---------------
                       Total EMC Corporation Stock Fund                                                   11,539,190
                                                                                                     ---------------
                     Loans to participants*                                                                5,864,808
                                                                                                     ---------------
                       Total                                                                          $  322,361,180
                                                                                                     ===============


* Party-in-interest.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                                 EMC CORPORATION 401(k) SAVINGS PLAN


Date:  June 27, 2000             By: /s/ William J. Teuber, Jr.
                                     --------------------------
                                     William J. Teuber, Jr.
                                     Senior Vice President and Chief Financial
                                     Officer
                                     (PRINCIPAL FINANCIAL OFFICER AND CHIEF
                                     ACCOUNTING OFFICER)

                                  EXHBIT INDEX



Exhibit 23.1  Consent of Independent Accountants, PricewaterhouseCoopers LLP

Exhibit 23.2  Consent of Independent Accountants, Rattet & Cohen, P.C.